UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

CHINA UNITECH GROUP, INC.
(Exact name of registrant as specified in its corporate charter)

000-52832
(Commission File No.)

Nevada	98-0500738
(State of Incorporation)	(IRS Employer Identification No.)

1-D-1010, Yuanjing Park, Long Xiang Road
Long Gang District, Shenzhen
Guangdong Province 518117
People’s Republic of China
(Address of principal executive offices)

+(86) 755-2894-3820
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

CHINA UNITECH GROUP, INC.
1-D-1010, Yuanjing Park, Long Xiang Road
Long Gang District, Shenzhen
Guangdong Province 518117
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about July 28, 2010 to the holders of record at the close of business on July 1, 2010 (the “Record Date”) of the common stock, par value $0.00001 per share (the “Common Stock”), of China Unitech Group, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated July 2, 2010, among the Company, Classic Bond Development Limited, a British Virgin Islands company (“Classic Bond”), and its shareholders (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on July 2, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to China Unitech Group, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on July 9, 2010.

On the Record Date, 6,173,600 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On July 2, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of the capital stock of Classic Bond from its shareholders in exchange for 19,000,000 shares of Common Stock. As a condition precedent to the consummation of the Share Exchange Agreement, on June 9, 2010, we also entered into a cancellation agreement with certain stockholders, whereby they agreed to the cancellation of an aggregate of 4,973,600 shares of our Common Stock owned by them. As a result of these transactions, the former shareholders of Classic Bond became the owners of approximately 94% of our issued and outstanding Common Stock, resulting in a change of control of the Company.

On the Closing Date, Mr. Xuezheng Yuan submitted his resignation from our Board of Directors and appointed Messrs. Dishan Guo, Zhenquan Guo, Lei Li, Wenbin An and Lizong Wang to our Board of Directors. Mr. Dishan Guo’s appointment became effective on the Closing Date, while Mr. Yuan’s resignation and the remaining appointments will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 1-D-1010, Yuanjing Park, Long Xiang Road, Long Gang District, Shenzhen, Guangdong Province, People’s Republic of China.

	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Xuezheng Yuan No. 1 Xinxin Garden No. 51 Fangjicun Xudong Road Wuchang, Wuhan Hubei, China 430062	3,350,000	54.26%	20,510	*
Dishan Guo	0	*	12,008,750	59.45%
All officers and directors as a group (2 persons named above)	3,350,000	54.26%	12,029,260	59.55%
5% Security Holders
Xuezheng Yuan No. 1 Xinxin Garden No. 51 Fangjicun Xudong Road Wuchang, Wuhan Hubei, China 430062	3,350,000	54.26%	20,510	*
Shuihua Cheng	1,131,600	18.33%	0	*
Dishan Guo	0	*	12,008,750	59.45%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 6,173,600 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 20,200,000 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of the Closing Date).

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Xuezheng Yuan, who was elected to serve until his successor is duly elected and qualified. Mr. Yuan has submitted a letter of resignation and Messrs. Dishan Guo, Zhenquan Guo, Lei Li, Wenbin An and Lizong Wang have been appointed to our Board of Directors. Mr. Dishan Guo’s appointment became effective on the Closing Date, while Mr. Yuan’s resignation and the remaining appointments will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Dishan Guo	46	Chairman and Chief Executive Officer
Zhenquan Guo (1)	33	Director
Lei Li (1)	45	Director
Wenbin An (1)	70	Director
Lizong Wang (1)	45	Director
Xuezheng Yuan (2)	41	Director

(1)	Will become a director on the Effective Date.

(2)	Former President, Chief Financial Officer and Secretary prior to July 2, 2010 and current director until the Effective Date.

Dishan Guo. Mr. Guo became our Chairman and CEO on July 2, 2010, the day that we consummated our reverse acquisition of Classic Bond. As the founder of our variable interest entity, Shenzhen Junlong Culture Communications Co., Ltd., a PRC company (“Junlong”), Mr. Guo has served as the Managing Director and CEO of Junlong for over 7 years since 2003, responsible for strategic planning of the company’s business and growth and overseeing the operations of the Comapny. He has extensive experience and contact in the industry. He is the executive president of Shenzhen Longgang District Internet Industry Association, which is the associate department of the ministry of culture and sets the internet café industry standards, and a director of Guangdong High-Tech Industry Association. Mr. Guo graduated from Administrative Management Institute in Guangdong province in 1996, holding a college degree in business management. Mr. Guo’s foregoing experience, qualifications, attributes and skills led us to the conclusion that he should serve as a director of our company, in light of our business and structure.

Zhenquan Guo. Mr. Zhenquan Guo will join our board on the Effective Date. Mr. Guo joined Junlong in 2003, working in a variety of roles. Since 2006, he has been the Operation Director. He is in charge of the daily operations in the wholly owned internet cafés of Junlong. Over the past five years, he has taken part in all the internet cafe set up and license application tasks and gained extensive experience in the internet cafe industry. Mr. Guo graduated in Gannan Normal University in 2000, majoring in Mathematics and Applied Mathematics. He obtained is master’s degree in marketing from Shenzhen University in 2008. Mr Guo’s foregoing experience, qualifications, attributes and skills led us to the conclusion that he should serve as a director of our company, in light of our business and structure.

Lei Li. Mr. Lei Li will join our board on the Effective date. Mr. Li is the founder and managing director of the Boardroom Advisors Company Limited, a Beijing-based financial advisory firm. He is currently also a director of Universal Travel Group, a NYSE-listed company. He served as chief financial officer of Synutra International, Inc., a NASDAQ-listed company, from October 2007 to November 2009. From August 2004 to September 2007, Mr. Li was vice president and chief financial officer of Kasen International Holdings Limited, a public company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Lee served as chief financial officer at Eagle Brand Holdings Limited, a company listed on the Singapore Stock Exchange. Mr. Li’s experience also includes serving as a financial controller at the Korean division of Exel Plc, and serving as a senior auditor at Waste Management Inc.’s international department in London. Mr. Li is a fellow member of the Association of Chartered Certified Accountants (ACCA) in the UK. He received a bachelor’s degree in management and engineering from Beijing Institute of Technology, a master’s degree in economics from Renmin University of China, and a master’s degree in accounting and finance from the London School of Economics. Mr. Li’s foregoing experience, qualifications, attributes and skills led us to the conclusion that he should serve as a director of our company, in light of our business and structure.

Wenbin An. Mr. Wenbin An will join our board on the Effective Date. Mr. An was a diplomatic before retiring in 2002. He was deputy consul general in the PRC Consulate in Los Angeles from 1987 to 1994. In 1995, after returning to Beijing, he served as the Ministry of Foreign Affairs’ Chief of Protocol for sever years, during which time he organized many high profile events, including the Fourth World Conference on Women in Beijing in 2005 and the celebration of the handover of Hong Kong in 1997, and he accompanied PRC leaders in visits to more than 30 foreign countries. Mr. An graduated from Zhongshan University in Guangzhou, where he major in English language. Since retirement, Mr. An has been serving as a business consultant to PRC companies. Mr. An’s foregoing experience, qualifications, attributes and skills led us to the conclusion that he should serve as a director of our company, in light of our business and structure.

Lizong Wang. Mr. Lizong Wang will join the board on the Effective Date. Mr. Wang currently serves as deputy secretary of China Society for Promotion of The Guangcai Program, a program initiated and implemented by PRC private enterprises to alleviate poverty. He also serves as a strategic advisor and independent director of Universal Travel Group, Shenzhen 3nod Electronics Co., Ltd, and Shenzhen Ruidefeng Pesticide. In addition, he acts as economic consultant to a number of municipalities in the PRC as well as Asan in Korea. Mr. Wang is a frequent lecturer at higher education institutions in the Greater China Region. Mr. Wang’s foregoing experience, qualifications, attributes and skills led us to the conclusion that he should serve as a director of our company, in light of our business and structure.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

The company is conducting a search for candidates to serve as Chief Financial Officer.

Family Relationships

Zhenquan Guo, one of our directors, is the nephew of our Chairman and CEO, Dishan Guo. There are no other family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On June 11, 2010, our subsidiary Shenzhen Zhonghefangda Internet Technology Co., Limited (“Zhonghefangda”) entered into the Management and Consulting Services Agreement with Junlong, pursuant to which Zhonghefangda agreed to provide management and consulting services to Junlong in exchange for service fees up to 100% of the Junlong’s aggregate net profits during the term of the agreement.

  On June 11, 2010, Zhonghefangda entered into the Option Agreement with Junlong and the its shareholders, whereby Junlong and its shareholders granted Zhonghefangda an exclusive, irrevocable option to purchase all or part of their equity interests in Junlong.

  On June 11, 2010, Zhonghefangda entered into the Equity Pledge Agreement with Junlong and its shareholders, whereby such shareholders have pledged their entire equity interest in the Junlong to Zhonghefangda. The equity interests are pledged as collateral to secure the respective obligations of the Junlong and its shareholders under the Management and Consulting Services Agreement, the Option Agreement and the Voting Rights Proxy Agreement.

  On June 11, 2010, Zhonghefangda entered into the Voting Rights Proxy Agreement with Junlong and its shareholders. The agreement requires such shareholders to grant and entrust Zhonghefangda with all of the voting rights as shareholders of Junlong for the maximum period of time permitted by law.

  On July 2, 2010, we entered into a cancellation agreement with certain shareholders, namely, Xuezheng Yuan, First Prestige, Inc., Shuihua Cheng, Catalfa Holdings, Inc. and JD Infinity Holdings, Inc., whereby these shareholders agreed to the cancellation of 4,973,600 shares of our common stock owned by him. At the time he entered into the Cancellation Agreement, Mr. Yuan was our sole director and officer.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2009, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Dishan Guo’s experience and tenure of having been the founder of Junlong in 2003, and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Total ($)
Dishan Guo, Chief Executive Officer (1)	2009	6,272	6,272
	2008	5,856	5,856
Xuezheng Yuan, Former Chief Executive Officer (2)	2009	-	-
	2008	-	-

(1)

On July 2, 2010, we acquired Classic Bond in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Guo became our Chief Executive Officer and President. Prior to the effective date of the reverse acquisition, Mr. Guo served at Junlong as its Chief Executive Officer. The annual, long term and other compensation shown in this table include the amount Mr. Guo received from Junlong prior to the consummation of the reverse acquisition.

(2)	Mr. Yuan resigned from all offices he held with us upon the closing of the reverse acquisition of Classic Bond on July 2, 2010. Mr. Yuan is our director until the Effective Date.

Employment Agreements

All of our employees, including Mr. Dishan Guo, our Chief Executive Officer, have executed our standard employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Guo’s employment agreement provides for an annual salary of RMB 300,000 (approximately $44,118).

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to our officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2009.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2009 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, China Unitech Group, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26 2010
CHINA UNITECH GROUP, INC.

By: /s/ Dishan Guo
Dishan Guo
Chief Executive Officer